Exhibit 99.2

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND SEPTEMBER 30, 2021

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2022 (Unaudited)	2021
Assets
Current assets:
Cash and cash equivalents	$16,848,069	$15,350,197
Restricted cash	1,008,553	1,304,518
Accounts receivable, net of allowance for doubtful accounts of $3,117,300 and $3,066,937 respectively	17,083,882	21,297,261
Accounts receivable – related parties	-	3,981,697
Notes receivable	2,855,412	2,593,018
Inventories	27,278,373	22,721,265
Advances to suppliers	2,218,861	3,806,420
Advances to suppliers – related parties	-	5,550,504
Other receivables	700,336	475,793
Total current assets	67,993,486	77,080,673
Property, plant and equipment, net	7,101,099	7,208,705
Land use rights, net	1,238,308	1,234,636
Long-term investments	14,404,650	14,171,928
Deferred tax assets	558,952	549,921
TOTAL ASSETS	$91,296,495	$100,245,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$810,776	$1,713,716
Accounts payable – related parties	3,006,155	-
Accrued expenses and other current liabilities	2,032,091	2,048,979
Notes payable	473,238	2,312,556
Advances from customers	3,105,682	4,667,084
Due to related parties	838,862	514,913
Short-term borrowings	17,557,144	33,459,043
Tax payable	4,056,670	4,051,158
Total current liabilities	31,880,618	48,767,449
Long-term borrowings	7,287,871	-
TOTAL LIABILITIES	39,168,489	48,767,449

COMMITMENTS AND CONTIGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 13,192,232 and 13,127,000 shares issued and outstanding, respectively	2,638	2,625
Additional paid-in capital	44,211,323	44,211,336
Statutory surplus reserves	255,705	255,705
Retained earnings	2,107,523	2,116,581
Accumulated other comprehensive income	5,279,816	4,627,661
Total equity attributable to Huadi International Group Co., Ltd.	51,857,005	51,213,908
Equity attributable to non-controlling interests	271,001	264,506
Total shareholders’ equity	52,128,006	51,478,414
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$91,296,495	$100,245,863

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2022	2021
Sales	$36,787,341	$29,887,244
Cost of sales	(30,844,955)	(24,534,360)
Gross profit	5,942,386	5,352,884

Operating expenses:
Selling, general and administrative	4,029,179	3,742,726
Research and development	1,223,213	928,582
Total operating expenses	5,252,392	4,671,308

Operating income	689,994	681,576

Other income (expenses):
Interest expenses, net	(952,644)	(926,237)
Other income, net	253,500	956,618
Total other income (expenses), net	(699,144)	30,381

Income (loss) before income taxes	(9,150)	711,957
Income tax provision	-	(69,626)
Net income (loss)	$(9,150)	$642,331
Net income (loss) attributable to non-controlling interests	(92)	6,423
Net income (loss) attributable to Huadi International Group Co., Ltd.	$(9,058)	$635,908
Net income (loss)	$(9,150)	$642,331

Other comprehensive income:
Foreign currency translation adjustment	658,742	875,195
Total comprehensive income	649,591	1,517,526
Comprehensive income attributable to non-controlling interests	6,495	8,752
Comprehensive income attributable to Huadi International Group Co., Ltd.	$643,096	$1,508,774

Basic and diluted earnings per share
Basic	$-	$0.06
Diluted	$-	$0.06
Weighted average number of shares outstanding
Basic	13,192,232	11,041,667
Diluted	13,192,232	11,041,667

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2020	10,000,000	$2,000	$22,531,620	$(159,189)	$3,189,856	$25,564,287	$224,413	$25,788,700

Stock offering, net of offering cost	3,125,000	625	21,679,716	-	-	21,679,716	-	21,679,716
Foreign currency translation gain	-	-	-	-	868,185	868,185	8,752	876,937
Net income	-	-	-	635,908	-	635,908	6,423	642,331
Balance at March 31, 2021	13,125,000	2,625	44,211,336	476,719	4,058,041	51,857,004	237,846	48,986,567

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Statutory Surplus Reserve	Shareholders’ equity to Huadi International Group Co., Ltd.	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2021	13,127,000	2,625	44,211,336	2,116,581	4,627,661	255,705	51,213,908	264,506	51,478,414

Warrant exercise	65,232	13	(13)						-
Foreign currency translation gain					652,155		652,155	6,587	658,742
Net income				(9,058)			(9,058)	(92)	(9,150)
Balance at March 31, 2022	13,192,232	2,638	44,211,323	2,107,523	5,279,816	255,705	51,857,005	271,001	52,128,006

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED, IN U.S. DOLLARS)

	2022	2021
Cash Flows from Operating Activities:
Net income	$(9,150)	$642,331
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	406,686	344,842
Amortization	16,525	16,063
Legal penalty expense	186,593	-
Changes in operating assets and liabilities:
Accounts receivable	8,569,502	433,849
Notes receivable	(218,774)	(1,342,240)
Inventories	(4,164,221)	(2,021,534)
Advances to suppliers	1,642,268	(649,082)
Advances to suppliers – related party	5,614,990	954,254
Other receivables	(215,706)	1,841,699
Accounts payable	(926,681)	(622,831)
Accounts payable – related party	2,991,949	-
Accrued expenses and other current liabilities	(236,889)	(55,948)
Notes payable	(1,868,422)	213,656
Advances from customers	(1,630,301)	683,445
Tax payable	(60,726)	(436,504)
Net cash provided by operating activities	10,097,643	2,000

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(71,552)	(578,739)
Proceeds from disposition of property, plant and equipment	-	21,899
Acquisition of CIP	(110,220)	(73,618)
Acquisition of intangible asset	-	(1,144,714)
Net cash used in investing activities	(181,772)	(1,775,172)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	17,872,955	19,050,453
Repayments on short-term borrowings	(34,246,554)	(19,050,453)
Proceeds from long-term borrowings	7,253,430	-
Proceeds from stock offering, net of offering costs	-	21,680,341
Advances from related parties	314,001	3,891,585
Repayments to related parties	-	(4,843,879)
Net cash (used in) provided by financing activities	(8,806,168)	20,728,047

Effect of exchange rate changes on cash and cash equivalents and restricted cash	92,204	663

Net increase in cash and cash equivalents and restricted cash	1,201,907	18,955,537
Cash and cash equivalents and restricted cash at the beginning of year	16,654,715	1,705,204
Cash and cash equivalents and restricted cash at the end of year	$17,856,622	$20,660,741

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	16,848,069	19,713,319
Restricted cash	1,008,553	947,422
Cash and cash equivalents at the end of year	$17,856,622	$20,660,741

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$278,733
Cash paid for interest	$642,540	$745,813

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International”)	Cayman Island	September 27, 2018	Parent
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong Kong Beach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Yongqiang Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Hongshun

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 250,000,000 ordinary shares of a single class, par value $0.0002 per ordinary share. The paid in capital was $21,680,341 as   of March 31, 2022. There are currently 13,192,232 issued and outstanding ordinary shares. Huadi International is a holding company and is currently not actively engaged in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of March 31, 2022. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaged in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of March 31, 2022. HK Beach did not have any operations as of March 31, 2022.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized under the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of March 31, 2022.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of March 31, 2022.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 168,800,000. Since August 18, 2015, Huadi Steel was owned by nine shareholders in People’s Republic of China (“PRC Shareholders”).  Huadi Steel focuses on manufacturing of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network in China.

Except where the context otherwise requires and for purposes of this financial statement only, “the Company”, “we”, “us”, “our company”, “our” and “Huadi” refer to the above-mentioned entities.

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Steel from the PRC Shareholders. As a result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of March 31, 2022.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	March 31, 2022	September 30, 2021	March 31, 2021

Period ended RMB: USD exchange rate	6.3393	6.4434	6.5518
Period average RMB: USD exchange rate	6.3694	6.5072	6.5526

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is included in the beginning or ending balance of cash and cash equivalents, and restricted cash in the consolidated statements of cash flows.

As of March 31, 2022 and September 30, 2021, restricted cash was $1,008,553 and $1,304,518, respectively. No cash is restricted to assure future credit availability.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of March 31, 2022 and September 30, 2021 was $3,117,300 and $3,066,937 respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the six months ended March 31, 2022 and 2021.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. For the six months ended March 31, 2022 and 2021, the Company had no wrote-offs for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Property, plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-32 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years
Electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

Effective October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. In adopting this new guidance, the Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Company initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the six months ended March 31, 2022 and 2021.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities, notes receivable, notes payable, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2022 and September 30, 2021.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products while a small portion of revenue is generated from production services provided to third-party entities. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after October 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal. Based on the assessment, the Company concluded that there was no change   to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to company’s business processes, systems, or internal controls as a result of implementing the standard.

The Company considers customer purchase orders and production service agreement, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of company’s products no warranty is offered.

Sales revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Production service revenue is recognized when production order is fulfilled and VAT invoice is issued to customer.

The Company sells its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the six months ended March 31, 2022 and 2021, the Company received government grants of $321,658, and $1,141,639, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling, general and administrative expense. Shipping and handling costs were $611,566 and $652,465 for the six months ended March 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the six months ended March 31, 2022 and 2021.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2022 and September 30, 2021, the Company had cash and cash equivalents of $16,848,069 and $15,350,197, respectively. The Company believes that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, the Company does not have any amounts committed to be provided by our related party. The Company are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, the Company plans to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, the Company will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. The adoption of the new standard did not have material impact on our consolidated net earnings and cash flows.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. Effective October 1, 2020, the Company adopted ASU 2018-13 and the adoption of the new standard did not have material impact on our consolidated net earnings and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. Effective October 1, 2021, the Company adopted ASU 2018-13 and the adoption of the new standard did not have material impact on our consolidated net earnings and cash flows.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This ASU was issued to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or discontinuing the equity method of accounting. The Company adopted this ASU on October 1, 2021. Adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements or related disclosures.

New Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2022 and September 30, 2021 consisted of the following:

	March 31, 2022	September 30, 2021
Accounts receivable	$20,201,182	$24,364,198
Accounts receivable – related parties	-	3,981,697
Less: allowance for doubtful accounts	(3,117,300)	(3,066,937)
Accounts receivable, net	$17,083,882	$25,278,958

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers.

Changes of allowance for doubtful accounts as of March 31, 2022 and September 30, 2021 are as follows:

	March 31, 2022	September 30, 2021
Beginning balance	$3,066,937	$2,910,554
Bad debt write-off	-	-
Exchange difference	50,363	156,383
Ending balance	$3,117,300	$3,066,937

No bad debt expense and debt write-off recorded by the Company for the six months ended March 31, 2022 and 2021.

NOTE 4 – NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of $2,855,412 and $2,593,018 received from the Company’s customers as of March 31, 2022 and September 30, 2021, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company and these notes were guaranteed by the banks.

NOTE 5 – OTHER RECEIVABLES

	March 31,	September 30,
	2022	2021
Deposits for project bidding and others	$554,866	$402,947
Other receivables	145,470	72,846
Total	$700,336	$475,793

NOTE 6 – INVENTORIES

Inventories as of March 31, 2022 and September 30, 2021 consisted of the following:

	March 31, 2022	September 30, 2021
Raw materials	$17,577,389	$7,845,763
Work in process	303,653	5,287,171
Finished goods	9,397,331	9,588,331
Total	$27,278,373	$22,721,265

There was no inventory write-downs recognized for the six months ended March 31, 2022 and 2021.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of March 31, 2022 and September 30, 2021 consisted of the following:

	March 31, 2022	September 30, 2021
Buildings	$5,281,122	$5,195,800
Machinery and equipment	8,952,793	8,737,421
Transportation vehicles	1,096,912	1,079,190
Office equipment	693,419	682,216
Construction in progress (“CIP”)	110,743	-
Total property plant and equipment, at cost	16,134,989	15,694,627
Less: accumulated depreciation	(9,033,890)	(8,485,922)
Property, plant and equipment, net	$7,101,099	$7,208,705

Depreciation expense was $406,686 and $344,842 for the six months  ended March 31, 2022 and 2021, respectively. The Company had no impairment and disposal of property, plant and equipment for the six months ended March 31, 2022.

As of March 31, 2022 and September 30, 2021, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 8 – LAND USE RIGHTS

Land use rights as of March 31, 2022 and September 30, 2021 consisted of the following:

	March 31, 2022	September 30, 2021
Land use rights, cost	$1,748,223	$1,719,978
Less: accumulated amortization	(509,915)	(485,342)
Land use rights, net	$1,238,308	$1,234,636

Amortization expense was $16,525 and $16,063 for the six months ended March 31, 2022 and 2021, respectively.

NOTE 9 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of March 31, 2022 and September 30, 2021:

	March 31, 2022	September 30, 2021
Huashang Micro Finance Co.	$5,994,353	$5,897,508
Longwan Rural Commercial Bank	7,095,735	6,981,097
Wenzhou Longlian Development Co., Ltd	1,314,562	1,293,323
Total	$14,404,650	$14,171,928

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership was reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD). The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the six months ended March 31, 2022 and 2021.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the six months ended March 31, 2022 and 2021.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2021, the Company received dividend income of RMB 2,822,400 ($433,735 in USD) from LRCB. The Company did not receive any dividend income from LRCB during the six months ended March 31, 2022 and 2021.

The ownership percentage of the above long-term investments has not changed during the six months ended March 31, 2022. The Company’s equity investment in the above-mentioned entities are accounted for under ASC 321 Investment: Equity Securities. The Company has elected the measurement alternative under ASC 321 to use cost minus impairment method for the subsequent measurement of its equity investment. As of March 31, 2022, the Company carried these investments at cost and no impairment was recognized for the six months ended March 31, 2022.

NOTE 10 – NOTES PAYABLE

Notes payable consisted of bank notes payable of $473,238 and $2,312,556 provided by the Company to its suppliers as of March 31, 2022 and September 30, 2021, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of fund at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 11 – SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at March 31, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank		9,980,000	$1,574,306	9/23/2021	9/22/2022	4.60%
Agricultural Bank		9,980,000	1,574,306	9/30/2021	9/27/2022	4.60%
Agricultural Bank		5,000,000	788,731	10/8/2021	10/1/2022	4.60%
Agricultural Bank		9,990,000	1,575,884	10/26/2021	10/25/2022	4.35%
Agricultural Bank		9,990,000	1,575,884	11/23/2021	11/22/2022	4.35%
Agricultural Bank		5,000,000	788,731	11/5/2021	11/4/2022	4.35%
Agricultural Bank		7,000,0000	1,104,223	11/12/2021	11/11/2022	4.35%
Agricultural Bank		5,700,000	899,153	12/23/2021	12/22/2022	4.30%
Agricultural Bank		9,500,000	1,498,588	11/30/2021	11/29/2022	4.35%
Agricultural Bank		9,990,000	1,575,884	12/29/2021	12/10/2022	4.35%
Agricultural Bank		5,000,000	788,731	1/5/2022	1/4/2023	4.35%
Agricultural Bank		8,400,000	1,325,067	3/4/2022	3/2/2023	4.35%
Hua Xia Bank		500,000	78,873	1/21/2022	1/15/2023	4.65%
Bank of China		7,540,000	1,189,406	12/9/2021	6/8/2022	5.22%
Bank of China		7,730,000	1,219,378	12/14/2021	6/13/2022	5.22%
Total	RMB	111,300,000	$17,557,144

Short-term borrowings consisted of the following at September 30, 2021:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
CITIC Bank		4,500,000	698,388	10/10/2020	10/9/2021	5.00%
CITIC Bank		6,500,000	1,008,783	10/15/2020	10/14/2021	5.00%
CITIC Bank		4,000,000	620,790	10/15/2020	10/26/2021	5.00%
Agricultural Bank of China		9,990,000	1,550,424	10/28/2020	10/27/2021	4.75%
Agricultural Bank of China		5,000,000	775,988	11/4/2020	11/3/2021	4.75%
Agricultural Bank of China		7,000,000	1,086,382	11/18/2020	11/17/2021	4.75%
Agricultural Bank of China		9,990,000	1,550,424	11/30/2020	11/29/2021	4.75%
Agricultural Bank of China		9,500,000	1,474,376	12/21/2020	12/3/2021	4.75%
Bank of China		7,540,000	1,170,190	12/31/2020	12/27/2021
Agricultural Bank of China		5,700,000	884,626	1/7/2021	1/6/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	1/15/2021	1/14/2022	4.75%
Bank of China		7,730,000	1,199,677	1/11/2021	1/5/2022
Agricultural Bank of China		4,000,000	620,790	2/3/2021	2/1/2022	5.15%
Agricultural Bank of China		4,990,000	774,436	3/4/2021	3/2/2022	5.15%
Agricultural Bank of China		9,990,000	1,550,424	3/12/2021	3/10/2022	4.75%
Agricultural Bank of China		5,000,000	775,988	3/17/2021	1/15/2022	4.75%
Agricultural Bank of China		3,410,000	529,224	3/17/2021	3/14/2022	4.75%
Zheshang Bank		11,400,000	1,769,252	4/15/2021	4/13/2022
Zheshang Bank		7,000,000	1,086,383	5/10/2021	11/10/2021	5.20%
Zheshang Bank		5,000,000	775,988	5/18/2021	11/18/2021	5.20%
Zheshang Bank		5,500,000	853,587	5/20/2021	11/20/2021	5.20%
Agricultural Bank of China		5,000,000	775,988	5/27/2021	11/27/2021	5.20%
Agricultural Bank of China		4,500,000	698,389	6/9/2021	6/2/2022	4.75%
Agricultural Bank of China		9,990,000	1,550,424	6/18/2021	6/17/2022	4.75%
Agricultural Bank of China		4,600,000	713,909	7/22/2021	7/19/2022	4.75%
Agricultural Bank of China		9,900,000	1,536,456	7/28/2021	7/27/2022	4.75%
Agricultural Bank of China		510,000	79,151	7/28/2021	7/21/2022	4.75%
Zheshang Bank		9,900,000	1,536,456	9/15/2021	9/14/2022	4.60%
Agricultural Bank of China		7,500,000	1,163,982	9/7/2021	3/7/2022	5.20%
Agricultural Bank of China		9,980,000	1,548,872	9/23/2021	9/22/2022	4.60%
Agricultural Bank of China		9,980,000	1,548,872	9/30/2021	9/27/2022	4.60%
Total	RMB	215,519,000	$33,459,043

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	March 31, 2022	September 30, 2021
Buildings, net	$3,248,763	$2,995,522
Total	$3,248,763	$2,995,522

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of March 31, 2022 and September 30, 2021 consisted of the following:

	March 31, 2022	September 30, 2021
Accrued payroll and welfare	$1,473,099	$1,595,943
Other payables and accruals	558,992	453,036
Total	$2,032,091	$2,048,979

NOTE 13 – LONG-TERM BORROWINGS

Long-term borrowings consisted of the following at March 31, 2022:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank of China		9,900,000	1,561,687	3/17/2022	3/16/2025	4.35%
Agricultural Bank of China		9,950,000	1,569,574	3/18/2022	3/05/2025	4.35%
Agricultural Bank of China		9,850,000	1,553,799	3/18/2022	2/25/2025	4.35%
Agricultural Bank of China		9,900,000	1,561,687	3/18/2022	2/15/2025	4.35%
Agricultural Bank of China		6,600,000	1,041,124	3/31/2022	3/25/2025	4.35%
Total	RMB	46,200,000	$7,287,871

The long-term borrowings are unsecured and no asset was pledged for those borrowings. The Company had no long-term borrowings as of September 30, 2021.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (13.44% of total revenues) during the the six Months Ended March 31, 2022. As of March 31, 2022, amount due from this customer included in accounts receivable was $6,013,084, representing 35.20% of total accounts receivable. There was no other significant concentration (over 10%) of accounts receivable for the year ended March 31, 2022.

The Company had no significant customer during the the six Months Ended March 31, 2021. There was no customer accounted for a significant portion of total accounts receivable as of March 31, 2021.

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

For the six months ended March 31, 2022, four suppliers accounted for 24.59%, 15.79%, 11.95% and 10.29% of the Company’s total raw material purchase. There was one supplier that have significant concentration (over 10%) of total accounts payable as of March 31, 2022, which accounted for 51.33% of the Company’s total accounts payable.

For the six months ended March 31, 2021, three suppliers accounted for 25.68%, 15.88% and 14.95% of the Company’s total purchase. There were two suppliers that have significant concentration (over 10%) of total accounts payable as of March 31, 2021, which accounted for 38.16% and 16.39% of the Company’s total accounts payable, respectively.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 15 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties:

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Taizhou Huadi Material Technology Co.	An entity 100% owned by Yiyu Wang
Jueqin Wang	Principal shareholder of the Company
Di Wang	Principal shareholder of the Company
Huizhi Wang	Principal shareholder of the Company
Juelin Wang	Principal shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Bing Zhang	Principal shareholder of the Company

2) Related party transactions

Six Months Ended March 31, 2022

During the six months ended March 31, 2022, the Company purchased a total of $3,660,841 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2022, the Company had no outstanding balance of accounts payable to Taizhou Huadi.

During the six months ended March 31, 2022, the Company borrowed RMB 2,000,000 ($314,001 in USD), from Di Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and interest free.

Six Months Ended March 31, 2021

During the six months ended March 31, 2021, the Company purchased a total of $5,788,838 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2021, the Company had no outstanding balance of accounts payable to Taizhou Huadi.

During the six Months Ended March 31, 2021, the Company borrowed RMB 7,000,000 ($1,068,278 in USD) with 8% annual interest rate from Huizhi Wang as working capitals to support the Company’s operations. The borrowing is unsecured and due on demand. During fiscal year 2020, the Company has fully repaid the loan.

During the six Months Ended March 31, 2021, the Company borrowed RMB 6,500,000 ($991,973 in USD), from Juelin Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. During the six Months Ended March 31, 2021, the Company fully repaid the loan.

During the six Months Ended March 31, 2021, the Company borrowed RMB 12,000,000 ($1,831,334 in USD), from Bing Zhang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate. The borrowing has been fully paid in fiscal year 2021.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of March 31, 2022 and September 30, 2021:

Accounts	Name of related parties	March 31, 2022	September 30, 2021
Receivables from related parties:
Advances to suppliers	Taizhou Huadi Industrial Ltd.	$-	$5,550,504
Accounts receivable	Taizhou Huadi Industrial Ltd.	-	1,438,303
Accounts payable	Taizhou Huadi Industrial Ltd.	2,562,357	-
Accounts payable	Taizhou Huadi Material Technology Co.	443,798	-
Accounts receivable	Taizhou Huadi Material Technology Co.	-	2,543,394
Liabilities to related parties:
Due to related parties	Di Wang	(365,624)	(155,198)
Due to related parties	Jueqin Wang	(473,238)	(359,716)

NOTE 16 – SHAREHOLDERS’ EQUITY

Ordinary shares

Shares Issuances

On January 26, 2021, the Company completed its initial public offering (“IPO”) of 3,125,000 shares of its common stock at a public offering price of $8.00 per share. The gross proceeds from the offering were approximately $25 million before deducting placement agents’ commissions and other offering expenses. The offering was conducted on a firm commitment basis. The Company issued warrants to the Underwriters equal to six percent (6%) of the shares issued in the IPO (the “Representative Warrants”). The Representative Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than four and one-half year years from the effective date of the registration statement in compliance with FINRA Rule 5110(f)(2)(G)(i). The Representative Warrants are exercisable at a per share price of $10.00, which is 125% of the Public Offering Price. The Representative Warrants are also exercisable on a cashless basis. As of March 31, 2022, no warrant was exercised.

On February 19, 2021, the board of Wenzhou Hongshun approved the resolution to increase investment into Huadi Steel by RMB 99 million, of which RMB 32 million has been paid by Wenzhou Hongshun as of March 30, 2021, with Di Wang invested additional RMB 1 million. As a result, the shareholder structure remains the same with Wenzhou Huadi Steel’s equity interest 99% held by Wenzhou Hongshun and 1% held by Di Wang.

On January 22, 2021, the Company issued 2,000 shares to Henry He Huang, the Company’s Director, pursuant to the Director Offer Letter between the Company and Henry He Huang. The Company received no proceed from this issuance as it is a stock-based compensation, and the Company valued the shares based on the fair value at the date of issuance. The shares had fair value of $16,000.

On November 2, 2021, Craft Capital Limited and R.F. Lafferty Co Inc, both the underwriters of the Company’s IPO, noticed the Company to exercise their warrants on cashless exercise procedure and the Company issued a total of 65,232 shares.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of March 31, 2022 and September 30, 2021.

NOTE 17 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Huadi International is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Tuoxing is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

HK Beach is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, was entitled High and New Technology Enterprise (“HNTE”) and enjoyed preferential tax rate of 15% for a three-year validity period from fiscal year 2019, and the HNTE certificate needs to be renewed every three years. Thus, Huadi Steel is eligible for a 15% preferential tax rate for the six months ended March 31, 2022 and 2021.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2022 and September 30, 2021 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended March 31, 2022 and 2021, respectively.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended March 31, 2022 and 2021 as follows:

	2022	2021
Income before taxes	$(9,150)	$711,957
PRC EIT tax rates	15%	15%
Tax at the PRC EIT tax rates	$-	106,793
Tax effect of R&D expenses deduction	-	(104,465)
Tax effect of non-taxable investment income and government grant	-	(2,328)
Tax effect of deferred tax recognized	-	69,626
Income tax expenses (benefits)	$-	$69,626

Income taxes for the six months ended March 31, 2022 and 2021 are attributed to the Company’s continuing operations in China and consisted of:

	2022	2021
Current income tax	$-	$-
Deferred income tax	-	69,626
Total income tax expense	$-	$69,626

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 2022 and September 30, 2021 are presented below:

	March 31, 2022	September 30, 2021
Deferred tax assets:
Bad debt allowance	$443,934	$436,761
Loss carryforward	115,018	113,160
Total	$558,952	$549,921

There were no valuation allowance for the deferred tax assets as of March 31, 2022 and September 30, 2021. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at March 31, 2022 and September 30, 2021.

NOTE 18 – COMMITMENT AND CONTINGENCIES

As of March 31, 2022 and September 30, 2021, the Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2022, the Company had no material pending legal proceedings outstanding.

NOTE 19 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

Due to the nature of the Company’s products, it is impractical to disclose revenues generated from each product or each group of similar products. Also, as the Company’s long-lived assets are primarily located in the PRC, no geographical segments are presented.

The following table presents revenues by geographic areas for the six months ended March 31, 2022 and 2021, respectively.

	March 31, 2022		March 31, 2021
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$31,947,602	86.84%	$22,613,652	75.66%
US	2,724,103	7.41%	2,871,684	9.61%
Marshall Islands	719,831	1.96%	-	-
Australia	696,049	1.89%	338,447	1.13%
Taiwan	322,948	0.88%	345,189	1.15%
Other foreign countries	376,808	1.02%	3,718,271	12.44%

NOTE 20 – SUBSEQUENT EVENTS

On October 28, 2019, Tangshan Sanyou Chemical Co., Ltd. filed a complaint with the Caofeidian District People’s Court in Tangshan, Hebei Province, demanding that Huadi Steel compensate the plaintiff for economic loss of RMB 1,233,388.37 and bear the litigation costs of the case. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388 (approximately USD $186,593). The first hearing of the case has been completed. As of the date hereof, under the auspices of the court, the testing organization selected by the court is sampling and testing the quality of the goods supplied by Huadi Steel.

On November 22, 2021, Caofeidian District People’s Court entered a judgment in favor of Tangshan Sanyou Chemical Co., Ltd. and ordered Huadi Steel to compensate the plaintiff for economic loss. On December 4, 2021, Huadi Steel filed an appeal with the Intermediate People’s Court of Tangshan and on May 5, 2022 the court made final ruling in favor of Tangshan Sanyou Chemical Co., Ltd. The Company has made payment pursuant to the ruling and recognized the legal loss.

The Company has evaluated subsequent events though the issuance of the consolidated financial statements on September 28, 2022 and noted that there are no other subsequent events.